Filed by Perfumania Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Parlux Fragrances, Inc.
Commission File No. 000-15491
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): January 19, 2012 (December 23, 2011)

Perfumania Holdings, Inc.
(Exact Name of Registrant as Specified in Charter)

Florida	0-19714	65-0977964
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

35 Sawgrass Drive, Suite 2 Bellport, NY 11713
(Address of Principal Executive Offices)(Zip Code)

(631) 866-4100
(Registrant's telephone number, including area code)

_________________________________
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note
This 8-K/A filing is being made for the sole purpose of refiling the Current Report on Form 8-K filed by Perfumania Holdings, Inc. on December 23, 2011 (the "Original Filing"). As noted in the Original Filing, the Original Filing was filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, and the "Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)" box on the cover was marked. However, due to an inadvertent error in the filing process, the Original Filing appears twice as a "Form 8-K" and does not also appear as a "Form 425" on the SEC's EDGAR system. The 8-K/A also corrects some minor typographical errors in the Original Filing's exhibit listing. Other than the changes noted above, no other changes or updates have been made to the Original Filing, and this 8-K/A filing restates the Original Filing in its entirety.

Item 1.01	Entry Into a Material Definitive Agreement.
The Merger Agreement
On December 23, 2011, Perfumania Holdings, Inc., a Florida corporation (“Perfumania”), Parlux Fragrances, Inc., a Delaware corporation (“Parlux”), and PFI Merger Corp., a Delaware corporation and wholly owned subsidiary of Perfumania (“Merger Sub”), entered into an Agreement and Plan of Merger providing for Perfumania's acquisition of Parlux, subject to the satisfaction or waiver of the conditions therein (the “Merger”). The Merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.
At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Parlux common stock (other than shares held by Perfumania and its affiliates) will be cancelled and automatically converted into the right to receive either (i) $4.00 in cash plus 0.20 shares of Perfumania common stock (the “Mixed Consideration”) or (ii) .53333 shares of validly issued, fully paid and non-assessable shares of Perfumania common stock (“Stock Consideration”). Parlux stockholders may elect whether they would prefer to receive Mixed Consideration or Stock Consideration, however, the maximum amount of cash that will be paid is $61,895,288 and the maximum amount of Perfumania common stock that will be paid is 5,919,052 shares, which amounts are subject to adjustment in certain circumstances provided in the Merger Agreement, including to reflect any issuance of Parlux shares due to the exercise of options, to adjust the maximum cash consideration for each share of Parlux stock as to which appraisal rights have been exercised, and for any shortfall of Parlux cash or cash equivalents at the Effective Time below a target amount calculated as provided in the Merger Agreement. As described under “Voting Agreements” below, certain stockholders of Parlux have agreed to elect to receive the Stock Consideration.
Perfumania has agreed to assume the outstanding stock options and warrants held by Parlux employees and a director, subject to adjustments to the number of shares and the exercise price based upon the Stock Consideration exchange ratio and to acceleration of vesting of the options in certain circumstances.
Consummation of the Merger is subject to customary conditions, including, among others, (i) that the stockholders of both companies have approved the necessary actions, including approval by the Perfumania stockholders of an increase in Perfumania's authorized common stock and of the issuance of shares of Perfumania common stock in connection with the Merger, (ii) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) no event having occurred that would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on Parlux or Perfumania and (iv) Parlux stockholders shall have exercised their appraisal rights in connection with the Merger for no more than 7.5% of Parlux's common stock.
During the period beginning on the date of the Merger Agreement and continuing until January 22, 2012 (the “Go-Shop Period”), Parlux may solicit acquisition proposals from third parties and may at any time respond to unsolicited proposals that the Parlux Board of Directors determines are reasonably likely to result in a superior proposal. The merger agreement provides Perfumania a customary right to match any superior proposal.
The Merger Agreement contains certain termination rights for both Parlux and Perfumania. Among other provisions, the Merger Agreement may be terminated by either Parlux or Perfumania if the Merger is not consummated by June 30, 2012 or if Parlux's stockholders do not approve the Merger. Perfumania may terminate the Merger Agreement if the Parlux Board fails to recommend that its stockholders approve the Merger (or changes its recommendation), recommends that Parlux stockholders tender their shares in a tender offer, enters into an alternative acquisition agreement, or publicly announces its intent to do any of the foregoing. Parlux may terminate the Merger Agreement if the Parlux Board changes its recommendation that its stockholders approve the Merger or decides to enter into an alternative acquisition agreement in compliance with the Merger Agreement, if the stockholders of Perfumania do not approve the increase in its authorized common stock and the issuance of shares as Merger consideration, upon breach of the representations and covenants related to the financing of the transaction or if all conditions to closing are satisfied and Perfumania does not proceed to closing in accordance with the terms of the Merger Agreement.
If the Merger Agreement is terminated as a result of Parlux's entry into an alternative acquisition agreement relating to a Superior Proposal, the Parlux Board's failure to recommend that its stockholders approve the Merger (or change in such recommendation) or public announcement of its intent to do any of the foregoing during the Go-Shop Period, then Parlux will pay Perfumania a termination fee of $2 million. If the Merger Agreement is terminated for any of those reasons following the Go Shop Period, Parlux will pay Perfumania a termination fee of $4 million. If the Merger Agreement is terminated as a result of the failure of the Perfumania stockholders to approve the necessary increase in authorized capital stock and the issuance of shares as merger consideration, the failure of Perfumania to provide the merger consideration or a breach of Perfumania's representations or covenants relating to financing, Perfumania will pay Parlux a termination fee of $4 million and up to $2 million in Parlux's out-of-pocket expenses.
In the Merger Agreement, each of Parlux and Perfumania makes customary representations and warranties regarding the state of its operations and financial condition, which representations and warranties have been made solely for the benefit of Perfumania and Parlux, as applicable. In addition, such representations and warranties (a) have been made only for purposes of the Merger Agreement, (b) have been qualified by confidential disclosures made to each of Parlux and Perfumania in connection with the Merger Agreement, (c) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (e) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Parlux, Perfumania or their respective businesses. Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of Parlux or Perfumania or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in either company's public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Parlux and Perfumania that is or will be contained in, or incorporated by reference into, the respective Forms 10-K, Forms 10-Q, proxy statements and other documents that each of Parlux or Perfumania files with the Securities and Exchange Commission.
The foregoing summary of the Merger Agreement is qualified in all respects by the full text of the Merger Agreement which is filed herewith as Exhibit 2.1 and incorporated herein by reference.

Financing Arrangements
Perfumania will obtain financing for the cash portion of the merger consideration from two sources.
First, effective December 23, 2011, Perfumania and its subsidiaries entered into Amendment No. 1 to the Credit Agreement and Consent, which amends its existing senior, secured revolving credit facility dated as of January 7, 2011, with a syndicate of banks for which Wells Fargo Bank, National Association serves as Administrative Agent, Collateral Agent and Swing Line Lender (the “Senior Credit Facility”). The amendment permits Perfumania to use borrowings under the Senior Credit Facility of up to $32 million (which amount would be reduced to the extent that cash and cash equivalents held by Parlux at the closing of the merger are less than $15 million) to fund a portion of the merger consideration and up to $11 million to fund costs of the merger and related transactions. At the closing of the merger Perfumania is required to apply all cash and cash equivalents held by Parlux to repayment of the Senior Credit Facility and to ensure that Parlux's existing bank credit facility is terminated. In addition, the Senior Credit Facility was amended to permit the additional borrowing from the

Nussdorf Trusts described below and to add the new domestic subsidiaries Perfumania acquires in the merger as “Borrowers.” Amendment No.1 to Credit Agreement and Consent is filed as Exhibit 10.1 to this Form 8-K and is incorporated herein by reference.
Second, effective December 23, 2011, Perfumania's subsidiary, Model Reorg Acquisition LLC, received commitments from certain family trusts of Stephen Nussdorf, Glenn Nussdorf, and Arlene Nussdorf, who are principal shareholders of Perfumania (the “Nussdorf Trusts”) to make a total of $30 million in new loans to finance the balance of the cash consideration. The new loans will be subordinated to the Senior Credit Facility on the same basis as the existing indebtedness to the Nussdorf Trusts.

Voting Agreements
Simultaneously with the execution of the Merger Agreement, Perfumania entered into voting agreements with holders of an aggregate of approximately 24.6% of Parlux's outstanding common shares pursuant to which they agreed that they will vote their shares of Parlux common stock (i) in favor of adoption of the Merger Agreement, and (ii) against any proposal made in opposition to or competition with the Merger Agreement or that would impede, interfere with, delay or otherwise adversely affect the consummation of the Merger. Those stockholders also agreed to elect to receive the Stock Consideration for all their shares of Parlux common stock.
Also simultaneously with the execution of the Merger Agreement, Parlux entered into a voting agreement with the beneficial owners of approximately 82% of Perfumania's common stock pursuant to which they agreed to vote their shares of Perfumania common stock (i) in favor of the increase in authorized shares of Perfumania and the issuance of shares pursuant to the Merger Agreement and (ii) against any proposal that is in opposition to or competition with the Merger Agreement or that would impede, interfere with, delay or otherwise adversely affect the consummation of the Merger.
In addition, simultaneously with the execution of the Merger Agreement, the directors and certain of the officers of Parlux holding approximately 5.6% of the outstanding shares of Parlux common stock, including its Chairman and Chief Executive Officer, each entered into a voting agreement with Perfumania pursuant to which each officer and director agreed that he or she will vote his or her shares of Parlux common stock (i) in favor of adoption of the Merger Agreement and (ii) against any proposal made in opposition to or competition with the Merger Agreement or that would impede, interfere with, delay or otherwise adversely affect the consummation of the Merger.
Each of the Voting Agreements described above expires upon the earliest of consummation of the Merger, termination of the Merger Agreement or, in the case of the Voting Agreements regarding Parlux shares, a change of recommendation by the Parlux Board of Directors.
The foregoing summaries of the Voting Agreements are qualified in their entirety by the full text of the Voting Agreements, copies or forms of which are filed herewith as Exhibits 10.2 - 10.5.

Other Agreements
Simultaneously with the execution of the Merger Agreement, Parlux entered into an agreement (the “Warrant Amendment”) with the holders of certain warrants to purchase an aggregate of 6,000,000 shares of Parlux common stock (the “Licensor Warrants”) to amend such warrants to provide, among other things, that each Licensor Warrant outstanding and unexercised as of the Effective Time will be automatically converted into a fully-vested warrant to purchase a number of shares of common stock of Perfumania equal to the product (rounded down to the nearest whole share) of (x) the number of shares of Parlux common stock subject to such Licensor Warrant and (y) .53333, at an exercise price per share equal to $8.00 per share of Perfumania common stock. The Warrant Amendment also provides for certain registration rights with respect to the underlying warrant shares and the Licensor Shares described below. The Warrant Amendment will only be effective if the Merger is consummated.

In connection with the Merger Agreement, Parlux, Artistic Brands Development, LLC (“Artistic Brands”) and Rene Garcia entered into an amendment to their Letter Agreement dated April 3, 2009 (the “Letter Agreement”) providing that the Merger will not be a “Fundamental Transaction” under the terms of the Letter Agreement, which would have required the payment by Parlux of certain additional sums to Artistic Brands and Mr. Garcia at the Effective Time.
Perfumania, Parlux, Artistic Brands and Mr. Garcia also entered into a Letter Agreement, dated December 23, 2011 (the “Proposal Agreement”) providing that Artistic Brands and Mr. Garcia will not solicit or negotiate with parties other than Perfumania in connection with the treatment of the Licensor Warrants or the Letter Agreement. However, in the event that, consistent with the provisions of the Merger Agreement, Parlux engages in discussions or negotiations with a third party regarding an alternative acquisition proposal or enters into an agreement relating to a Superior Proposal, then Mr. Garcia and Artistic Brands may enter into discussions or negotiations with such third party with regard to the treatment of the Licensor Warrants and/or the Letter Agreement in connection with such acquisition proposal. The parties to the Proposal Agreement also acknowledged that Artistic Brands and S. Carter Enterprises, LLC have agreed to enter into a license agreement and Artistic Brands, Perfumania and S. Carter Enterprises have agreed to enter into a sublicense agreement, both to be effective upon the consummation of the Merger, and subject to certain closing conditions contained in the Proposal Agreement. The Proposal Agreement also provides for the issuance to Artistic Brands or its designee of 300,000 shares of Perfumania common stock (the “Licensor Shares”) after the Effective Time as consideration for the transactions contemplated in the Proposal Agreement. The Licensor Shares will be entitled to the same registration rights as the shares underlying the Licensor Warrants.
On December 23, 2011, Perfumania, Mr. Garcia and certain persons and trusts related to Mr. Garcia (the “Garcia Entities”) entered into a Stockholders Agreement. The Stockholders Agreement provides that, commencing upon the consummation of the Merger and until either December 23, 2015, or until Glenn Nussdorf, Stephen Nussdorf and Arlene Nussdorf and trusts related to them cease to own at least one third of the outstanding Perfumania stock (the “Term”), the Garcia Entities will not vote any of their shares of Perfumania stock (and all Perfumania stock that they later acquire) in favor of certain matters if the Perfumania board has recommended a vote against that matter. These matters include, among other things, (i) certain merger, reorganization, business combination, recapitalization, dissolution, liquidation or similar transaction involving Perfumania constituting more than 50% or more of its assets, revenues or earnings, (ii) an acquisition of more than 50% of Perfumania's consolidated assets or 50% of Perfumania's outstanding common stock, (iii) the issuance of Perfumania common stock that after giving effect to that issuance represents more than 50% of Perfumania's outstanding common stock, or (iv) a tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning more than 50% of the Perfumania's outstanding common stock, other than the Nussdorfs. The Garcia Entities also agree in the Stockholders Agreement that during the Term they will not vote for any director unless the director is recommended by Perfumania's board. The Stockholders Agreement also restricts the Garcia Entities' ability to enter into voting agreements or transfer their shares of Perfumania common stock, subject to certain exceptions. Under the Stockholders Agreement the Garcia Entities also agree to not seek to acquire ownership of more than 28% of Perfumania common stock, engage in a solicitation of proxies or a proxy contest, seek to control Perfumania's management, nominate directors not nominated by Perfumania's then-incumbent directors or join a group or announce their intent to do any of the foregoing during the Term, unless approved by the Board of Directors.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
On December 23, 2011, the Board of Directors of Perfumania approved an amendment to Perfumania's Amended and Restated bylaws, effective immediately upon adoption. The amendment provides that Perfumania may authorize the issuance without certificates of some or all of the shares of any or all of the classes or series of stock that Perfumania is authorized to issue. A copy of the Restated bylaws showing the changes is filed herewith as Exhibit 3.1.

Item 7.01	Regulation FD Disclosure.
On December 23, 2011, Perfumania and Parlux issued a joint press release, a copy of which is furnished as Exhibit 99.1 hereto, announcing the merger agreement.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated December 23, 2011, among Parlux Fragrances, Inc., Perfumania Holdings, Inc. and PFI Merger Corp.* **
3.1	Restated Bylaws of Perfumania Holdings, Inc.† **
10.1
Amendment No. 1 to Credit Agreement and Consent, dated December 23, 2011, among Perfumania Holdings, Inc., Quality King Fragrance, Inc., Scents Of Worth, Inc., Five Star Fragrance Company, Inc., Northern GroAmendment No. 1 to Credit Agreement and Consent, dated December 23, 2011, among Perfumania Holdings, Inc., Quality King Fragrance, Inc., Scents Of Worth, Inc., Five Star Fragrance Company, Inc., Northern Group, Inc., Perfumania, Inc., Magnifique Parfumes And Cosmetics, Inc., Ten Kesef II, Inc., Perfumania.com, Inc., and Perfumania Puerto Rico, Inc., as Borrowers, the other credit parties signatory thereto, as Credit Parties, the lenders signatory thereto from time to time, as Lenders, Wells Fargo Bank, National Association, as Administrative Agent, Collateral Agent and Swing Line Lender, Bank of America, N.A., as Syndication Agent, Regions Bank and RBS Business Capital, a division of RBS Asset Finance, Inc., as Co-Documentation Agents, and Wells Fargo Capital Finance, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers and Joint Bookrunners.**

10.2	Voting Agreement, dated December 23, 2011, among Glenn Nussdorf, Stephen Nussdorf, Arlene Nussdorf and Parlux Fragrances, Inc.**
10.3	Voting Agreement, dated December 23, 2011, among Glenn Nussdorf Ruth Nussdorf and Perfumania Holdings, Inc.**
10.4
Voting Agreement, dated December 23, 2011, among Perfumania Holdings, Inc., JM-CO Capital Fund, LLC, Jacavi Investments, LLC, Aqua Capital Fund, LLC, Jacqueline Maria Garcia 2006 Family Trust, Carolina Marie Garcia 2006 Family Trust and the Irrevocable Trust for Victor Garcia.**

10.5
Form of Voting Agreement, dated December 23, 2011, between Perfumania Holdings, INc. and each of Frederick E. Purches, Frank A. Buttacavoli, Raymond J. Balsys, Anthony D'Agostino, Esther Egozi Choukroun, Glenn Gopman and Robert Mitzman.**

99.1	Press Release dated December 23, 2011.**

*
The Registrant has omitted certain schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K and shall furnish supplementally to the Securities and Exchange Commission (the “SEC”), copies of any of the omitted schedules and exhibits upon request by the SEC.

†	Marked to show changes from the Amended and Restated Bylaws in effect before adoption of the amendment.
**	Previously filed as an Exhibit to the original Form 8-K filed on December 23, 2011.

CERTAIN INFORMATION CONCERNING THE PROPOSED PARTICIPANTS
Perfumania, Parlux and their respective directors and executive officers and other members of management and employees may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Parlux in connection with the transactions described in this Current Report on Form 8-K. Information about the directors and executive officers of Perfumania is set forth in its Annual Report on Form 10-K/A for the fiscal year ended January 31, which was filed with the Securities and Exchange Commission (“SEC”) on May 31, 2011, and information about the directors and executive officers of Parlux and their ownership of Parlux's common stock is set forth in its Annual Report on Form 10-K for the fiscal year ended March 31, 2011, which was filed with the SEC on May 26, 2011, and in its current report on Form 8-K filed on August 3, 2011. Investors may obtain additional information regarding the interests of such potential participants by reading the proxy statement/prospectus described below when it becomes available.

IMPORTANT INFORMATION FOR INVESTORS
Perfumania will be filing a registration statement on Form S-4, including Parlux's and Perfumania's proxy statements and Perfumania's prospectus and other relevant documents with the SEC concerning the proposed merger described in this Form 8-K. This Form 8-K is not a substitute for any such joint proxy statement / prospectus or any other document that Perfumania or Parlux may file with the SEC or that Perfumania or Parlux may send to their shareholders in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents filed by Perfumania, will be available when filed, free of charge at the SEC's website (www.sec.gov) and may also be obtained for free from Perfumania by directing a request to Perfumania Holdings, Inc., 35 Sawgrass Drive, Suite 2, Bellport, NY 11713, Attention: Andrea Petruzzo and from Parlux by directing a request to Parlux Fragrances, Inc., 5900 N. Andrews Ave., Suite 500, Fort Lauderdale, FL 33309, Attention: Corporate Secretary.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Perfumania Holdings, Inc.
Date: January 19, 2012	By: /S/ Donna L. Dellomo Donna L. Dellomo Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated December 23, 2011, among Parlux Fragrances, Inc., Perfumania Holdings, Inc. and PFI Merger Corp.* **
3.1	Restated Bylaws of Perfumania Holdings, Inc.† **
10.1
Amendment No. 1 to Credit Agreement and Consent, dated December 23, 2011, among Perfumania Holdings, Inc., Quality King Fragrance, Inc., Scents Of Worth, Inc., Five Star Fragrance Company, Inc., Northern Group, Inc., Perfumania, Inc., Magnifique Parfumes And Cosmetics, Inc., Ten Kesef II, Inc., Perfumania.com, Inc., and Perfumania Puerto Rico, Inc., as Borrowers, the other credit parties signatory thereto, as Credit Parties, the lenders signatory thereto from time to time, as Lenders, Wells Fargo Bank, National Association, as Administrative Agent, Collateral Agent and Swing Line Lender, Bank of America, N.A., as Syndication Agent, Regions Bank and RBS Business Capital, a division of RBS Asset Finance, Inc., as Co-Documentation Agents, and Wells Fargo Capital Finance, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers and Joint Bookrunners.**

10.2	Voting Agreement, dated December 23, 2011, among Glenn Nussdorf, Stephen Nussdorf, Arlene Nussdorf and Parlux Fragrances, Inc.**
10.3	Voting Agreement, dated December 23, 2011, among Glenn Nussdorf, Ruth Nussdorf and Perfumania Holdings, Inc.**
10.4
Voting Agreement, dated December 23, 2011, among Perfumania Holdings, Inc., JM-CO Capital Fund, LLC, Jacavi Investments, LLC, Aqua Capital Fund, LLC, Jacqueline Maria Garcia 2006 Family Trust, Carolina Marie Garcia 2006 Family Trust and the Irrevocable Trust for Victor Garcia.**

10.5
Form of Voting Agreement, dated December 23, 2011, between Perfumania Holdings, Inc. and each of Frederick E. Purches, Frank A. Buttacavoli, Raymond J. Balsys, Anthony D'Agostino, Esther Egozi Choukroun, Glenn Gopman and Robert Mitzman.**

99.1	Press Release dated December 23, 2011.**

*
The Registrant has omitted certain schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K and shall furnish supplementally to the Securities and Exchange Commission (the “SEC”), copies of any of the omitted schedules and exhibits upon request by the SEC.

†	Marked to show changes from the Amended and Restated Bylaws in effect before adoption of the amendment.
**	Previously filed as an Exhibit to the original Form 8-K filed on December 23, 2011.